EXHIBIT 5
                                                                       ---------


--------------------------------------------------------------------------------
                                                   PRIMEWEST ENERGY TRUST
                                                   SECOND QUARTER INTERIM REPORT

        P  R  I  M  E  W  E  S  T

                                                   FOR THE THREE MONTHS ENDED
                                                   JUNE 30, 2001
--------------------------------------------------------------------------------


PRIMEWEST ANNOUNCES RECORD PRODUCTION & CASHFLOW RESULTS FOR THE SECOND QUARTER

CALGARY, AUGUST 7, 2001 (TSE: PWI.UN) -- PrimeWest Energy Trust (PrimeWest) today announced unaudited interim operating and financial results for the second quarter.


SECOND QUARTER CASHFLOW REFLECTS THE COMBINED OPERATIONS OF CYPRESS AND
PRIMEWEST.


Record second quarter cash flow of $61.8 million was up 156% from $24.1 million posted in the second quarter of 2000 and up 42% from $43.6 million posted in the first quarter of 2001. Fully diluted second-quarter cash flow from operations was $0.59 per trust unit compared to $0.79 per trust unit in the previous quarter and $0.61 per trust unit in the second quarter of 2000. Cash distributions for the quarter totalled $0.66 per trust unit, up from $0.60 per trust unit in the previous quarter and $0.39 per trust unit in the second quarter of 2000.

GAS REVENUES INCREASE

While gas prices declined in the second quarter of 2001 compared to the first quarter, gas prices averaged $6.21 per mcf, up 56% compared to the second quarter of 2000 when gas prices averaged $3.99 per mcf. Gas prices softened from the first quarter due to a slowing economy, a cooler than normal start to summer, fuel switching and some increased supply due to drilling. Combined with Cypress, gas volumes increased to 127.7 mmcf/d from 48.4 mmcf/d a year ago. Sixty percent of production volumes are now derived from gas compared to 52% in the second quarter of 2000. While the decline in the price from last winter's high prices has been severe, PrimeWest remains confident that natural gas prices will settle out above historical levels.

OIL VOLUMES INCREASE, PRICES REMAIN HIGH


Second quarter crude oil volumes increased over 90% compared to the second quarter of 2000 while prices remained strong. The average oil price realized by PrimeWest during the quarter was $33.59 per barrel, only off 5% from one year ago and up 4% from the first quarter despite a drop in WTI. PrimeWest is benefiting not only from narrowing quality differentials but also from the higher quality of the Cypress crude relative to PrimeWest alone.

                              OPERATING & FINANCIAL
                                   HIGHLIGHTS

OPERATING HIGHLIGHTS                                    THREE MONTHS ENDED JUNE 30                  SIX MONTHS ENDED JUNE 30
                                                ------------------------------------------  ----------------------------------------
                                                     2001            2000        CHANGE          2001          2000         CHANGE
----------------------------------------------- ------------     ----------   -----------   -----------    -----------   -----------
Daily sales volumes
  Crude oil (barrels)                              11,453           6,038           90%         9,233         5,901            56%
  Natural gas liquids (barrels)                     2,614           1,537           70%         2,117         1,401            51%
  Natural gas (thousand cubic feet)               127,718          48,388          164%        88,862        48,258            84%
                                                ------------     ----------                 -----------    -----------
  Total (barrels of oil equivalent) (1)            35,353          15,640          126%        26,160        15,345            70%
Average selling prices
  Crude oil ($/bbl)                                 33.59           35.21           (5%)        33.12         34.20            (3%)
  Natural gas liquids ($/bbl)                       35.35           30.04           18%         37.19         30.72            21%
  Natural gas ($/Mcf)                                6.21            3.99           56%          7.37          3.50           111%
Operating netback ($/BOE)
  Revenues                                          35.94           29.54           22%         39.76         27.35            45%
  Royalties, net of ARTC                            (8.59)          (5.21)          65%         (9.14)        (4.99)           83%
  Operating expenses                                (4.88)          (5.00)          (2%)        (5.08)        (4.98)            2%
                                                ------------     ----------                 -----------    -----------
  Operating netback                                 22.47           19.33           16%         25.54         17.38            47%

(1)  Gas converted to a barrel of oil equivalent at a 6:1 conversion factor.


FINANCIAL HIGHLIGHTS                                    THREE MONTHS ENDED JUNE 30                   SIX MONTHS ENDED JUNE 30
                                                -----------------------------------------   ----------------------------------------
(THOUSANDS OF DOLLARS EXCEPT PER-BOE AND             2001           2000         CHANGE          2001           2000        CHANGE
PER-TRUST-UNIT  AMOUNTS)
----------------------------------------------- ------------    -----------   -----------   ------------   -----------   -----------
Operating revenues, net of royalties               87,974         34,641           154%       144,964         62,740          131%
  per BOE                                           27.35          24.33            12%         30.62          22.36           37%
  per trust unit (fully diluted)                     0.84           0.89            (6%)         1.77           1.68            5%
Operating expenses                                 15,704          7,122           120%        24,044         13,913           73%
  per BOE                                            4.88           5.00            (2%)         5.08           4.98            2%
  per trust unit                                     0.15           0.18           (17%)         0.29           0.37          (22%)
Cash G&A expenses                                   2,796          1,260           122%         5,068          2,364          114%
  per BOE                                            0.87           0.89            (2%)         1.07           0.85           26%
  per trust unit                                     0.03           0.03              -          0.06           0.06             -
Cash management fees                                1,862            716           160%         3,131          1,266          147%
  per BOE                                            0.58           0.50            16%          0.66           0.45           47%
  per trust unit                                     0.02           0.02              -          0.04           0.03           33%
Financing costs                                     5,115          1,429           258%         6,631          2,886          130%
  per BOE                                            1.59           1.00            59%          1.40           1.03           36%
  per trust unit                                     0.05           0.04            25%          0.08           0.08             -
Cash flow from operations                          61,825         24,114           156%       105,359         42,040          151%
  per BOE                                           19.22          16.95            13%         22.25          15.05           48%
  per trust unit                                     0.59           0.62            (5%)         1.27           1.13           12%
Cash distributed to unitholders                    70,289         15,089           366%       111,072         25,842          330%
  per trust unit                                     0.66           0.39            69%          1.26           0.69           83%

                                                           JUNE 30,             March 31,          December 31,
(THOUSANDS OF DOLLARS)                                         2001                  2001                  2000
---------------------------------------------------------------------    ------------------    --------------------
Net debt (long-term debt net of working capital)            290,233               333,354                79,194

   per trust unit (fully diluted)                              2.40                  3.04                  1.52

Debt-to-current-cash flow (annualized)                         1.17                  1.84                  0.48


                 PRIMEWEST ENERGY TRUST  2  2ND QUARTERLY REPORT

WE HAVE A BALANCED STRATEGY OF FINANCIAL PRUDENCE - MANAGING OUR CURRENT CAPITAL STRUCTURE WHILE PROVIDING FOR THE FUTURE.


MANAGEMENT'S DISCUSSION AND ANALYSIS (MD&A)
The following is management's discussion and analysis about PrimeWest's operating and financial results for the second quarter of 2001 compared to the first quarter of 2001 and the second quarter of 2000, and the Trust's future outlook based on currently available information. This discussion should be read in conjunction with the Trust's annual MD&A and audited consolidated financial statements for the years ended December 31, 2000 and 1999, together with the accompanying notes. These are included in pages 17 through 42 of PrimeWest's 2000 annual report to unitholders.

We are using a 6:1 ratio for converting natural gas (Mcf) to barrels of oil equivalent (BOE).


RESULTS OF OPERATIONS
o Production volumes for the quarter averaged a record 35,353 BOE per day, up 110% from 16,864 BOE per day in the first quarter of 2001 and up 126% from 15,640 BOE in the second quarter of 2000 due to new volumes from the Cypress acquisition late in the first quarter of 2001, as well as production additions from our capital development program. A total of 28 operated production enhancing activities were carried out during the quarter resulting in an incremental 830 BOE per day. Our operated drilling program has resulted in 23 cased wells out of 29 attempts, a success rate of 79%. Approximately 50 wells remain to be drilled through year-end. In Boundary Lake, an eleven well drilling program is ahead of schedule and expectations. At Dawson, a property acquired through Cypress, a facilities project to tie-in approximately 1,000 BOE per day of shut-in production and a 25 well drilling program has been delayed due to wet weather. These programs will be accelerated through the 3rd and 4th quarters.

        During the quarter, 2,043 BOE per day or 5.8% of total daily production came from Gross Overriding Royalty (GORR) interests (mostly from former Reserve Royalty lands). Of this total, 1,124 BOE per day was crude oil production, 806 BOE per day was natural gas production, and 113 BOE per day was natural gas liquids production. Production from our GORR assets has been enhanced by increased industry drilling activity. These production gains are achieved at no cost to the Trust.

o During the quarter, the average West Texas Intermediate (WTI) crude oil price was US$27.96 per barrel compared with US$28.80 in the first quarter of 2001 and US$28.63 per barrel for the second quarter of 2000. Average sales prices for oil were up 4% from the first quarter of 2001 to Cdn$33.59 per barrel due to the impact of the Cypress assets which are lighter gravity crude oil and a narrowing of crude oil quality differentials.

o North American natural gas prices dropped sharply during the quarter, both on the New York Mercantile Exchange (NYMEX) and in the Alberta markets (AECO) compared with the first quarter of 2001. The drop in gas prices was spurred by an increase in gas storage builds caused by a slow down in demand and unseasonably cool spring temperatures. The average daily AECO spot price was


                 PRIMEWEST ENERGY TRUST  3  2ND QUARTERLY REPORT

THE KEY AIM OF OUR RISK MANAGEMENT STRATEGY - TO PROVIDE AN ELEMENT OF STABILITY AND PREDICTABILITY TO OUR MONTHLY DISTRIBUTIONS, WHILE MAINTAINING THE OPPORTUNITY TO CAPTURE BENEFIT FROM STRONG PRICES.


        $6.02 per thousand cubic feet (Mcf) compared with $8.90 for the first quarter of 2001 and $4.66 for the same quarter in 2000.

o Factoring in the hedging that PrimeWest had in place on its gas volumes, PrimeWest's average gas price for the second quarter 2001 was Cdn$6.21 per Mcf compared with Cdn$10.38 per Mcf for the first quarter of 2001 and Cdn$3.99 per Mcf for the same quarter in 2000. The improvement in the realized gas price was $0.24 per Mcf during the quarter due to hedging activities. For the balance of the year, the mark to market value of the gas hedging instruments in place is $30.1 million.

o The average selling price PrimeWest received in the second quarter for all products combined was $35.94 per BOE compared with $47.86 per BOE in the first quarter of 2001 and $29.54 per BOE in the second quarter of 2000. The variances are primarily due to the volatility seen in natural gas prices over these periods.


RISK MANAGEMENT
Our risk management strategy is designed to not speculate on future commodity price performance. Rather, our objectives are to support the distribution rate expectations that we set forth to the market to support transaction economics associated with material acquisitions and protect our capital structure should commodity prices cycle downwards.

PrimeWest uses a number of hedging structures in its program, many of which are `option'- or `put'-based. For example, a `swaption' provides PrimeWest the future option or right, should it so elect, to sell future production volumes for a fixed price for a certain term. Should the market price, at that time, be higher than the strike price of the option, PrimeWest can elect to sell such production at the higher market price. Should the market price, at that time, be lower than the strike price of the option, PrimeWest can exercise the option to sell the production at the higher price.

Similarly, a `put' allows PrimeWest the right to sell production at the then prevailing market price, subject to a floor price represented by the strike price attributed to the `put'.

These structures have the advantage of mitigating downside exposure while providing substantial upside participation in commodity prices. In essence, they provide a form of insurance.

PrimeWest continually monitors the markets for both crude oil and natural gas and makes considered risk-management decisions regularly. The effect of these hedging transactions will continue to be reported quarterly.

The following are the sensitivities of annual cashflow to changes in commodity prices.

Oil - U.S. $1.00 WTI/bbl            - Above     U.S.$25 WTI/bbl    $0.04/unit
                                    - Below     U.S. $25 WTI/bbl   $0.02/unit

Gas - $0.10/mcf                     - Above     $5.00/Mcf          $0.02/unit
                                    - Below     $5.00/Mcf          $0.005/unit


                 PRIMEWEST ENERGY TRUST  4  2ND QUARTERLY REPORT

The following tables of blended prices show the expected effect of hedging transactions for the next four quarters.

CRUDE OIL (AS AT AUGUST 1, 2001)
(AS AN APPROXIMATE PERCENTAGE OF TOTAL
ANTICIPATED CRUDE OIL PRODUCTION AFTER             QUARTER ENDING        QUARTER ENDING         QUARTER ENDING     QUARTER ENDING
ROYALTIES)                                          SEP. 30, 2001         DEC. 31, 2001         MAR. 31, 2002      JUN. 30, 2002
--------------------------------------------------------------------  ---------------------  --------------------------------------

Volumes hedged, fixed price (2)                         67%                   49%                    18%                19%
Volumes hedged, insured (2)                             29%                   16%                    0%                 0%

(U.S. DOLLARS PER BARREL)                            PRIMEWEST             PRIMEWEST              PRIMEWEST          PRIMEWEST
                                     IF WTI IS:     RECEIVES(1)             RECEIVES              RECEIVES           RECEIVES
--------------------------------------------------------------------  ---------------------  --------------------------------------
                                          30.00         28.41                 28.76                  29.07              29.04
                                          28.00         27.67                 27.75                  27.43              27.41
                                          26.00         26.85                 26.73                  25.79              25.79
                                          24.00         26.24                 25.88                  24.16              24.16
                                          22.00         25.87                 25.20                  22.52              22.53
                                          20.00         25.50                 24.51                  20.88              20.91

(1) The blended prices PrimeWest would expect to receive. These prices are a weighted average blend of prices received on hedged volumes and prevailing market prices received for unhedged sales.

(2)     Fixed price (swap) is for a specified term. Insured volumes are puts.


NATURAL GAS (AS AT AUGUST 1, 2001)
Approximately 30% of 2001 gas volumes is marketed through aggregators, with the 70% marketed directly by PrimeWest in the Alberta short- and long-term markets. Volumes sold through aggregators receive prices that are derived from a number of markets across North America. The following table refers only to the production that PrimeWest sells directly.

(AS AN APPROXIMATE PERCENTAGE OF DIRECT MARKETED    QUARTER ENDING        QUARTER ENDING      QUARTER ENDING      QUARTER ENDING
VOLUMES BEFORE ROYALTIES)                            SEP. 30, 2001         DEC. 31, 2001       MAR. 31, 2002       JUN. 30, 2002
----------------------------------------------------------------------  ------------------  ------------------  ------------------
Volumes hedged, fixed price (2)                           75%                  62%                  32%                 5%
Volumes hedged, insured (3)                               14%                  18%                  26%                 53%

(CANADIAN DOLLARS PER MCF)                            PRIMEWEST             PRIMEWEST           PRIMEWEST           PRIMEWEST
                                     IF AECO IS:     RECEIVES(1)           RECEIVES(1)         RECEIVES(1)         RECEIVES(1)
----------------------------------------------------------------------  ------------------  ------------------  ------------------
                                            7.00          6.70                  6.76                7.03                6.96
                                            6.00          6.37                  6.40                6.48                6.01
                                            5.00          6.09                  6.01                6.05                5.06
                                            4.00          5.96                  5.81                5.63                4.64
                                            3.00          5.84                  5.61                5.21                4.22
                                            2.00          5.72                  5.42                4.79                3.80

(1) The blended prices PrimeWest would expect to receive on gas it markets directly. These prices are a weighted average blend of prices received on hedged volumes and prevailing market prices received for unhedged sales.

(2) Fixed price (swap) is for a specified price and term. Insured volumes include puts and put swaptions.

(3) PrimeWest currently has put swaptions on a portion of its natural gas production that extend to October 2002.


                 PRIMEWEST ENERGY TRUST  5  2ND QUARTERLY REPORT

OUR OPERATING EXCELLENCE STRATEGY: PURSUE A CONSERVATIVE PROGRAM OF PROPERTY DEVELOPMENT FOCUSED ON LOWERING OPERATING COSTS AND ARRESTING THE NATURAL PRODUCTION DECLINES IN MATURE PRODUCING PROPERTIES.


o REVENUES - Revenues from the sale of crude oil, natural gas and natural gas liquids for the second quarter were $115.6 million, up 176% over the same period in 2000 due to higher commodity prices and higher production volumes. Compared with the first quarter of 2001, revenues were up 59% reflecting the inclusion of the Cypress volumes offset by the sharp declines in gas revenues due to lower prices. Included in revenue for the quarter were hedging gains of $2.3 million or $0.02 per trust unit.

o CASH FLOW - Cash flow from operations was $61.8 million ($0.59 per trust unit) for the quarter compared with $43.5 million ($0.79 per trust unit) in the first quarter of 2001 and $24.1 million ($0.62 per trust unit) posted in the second quarter of 2000. Cash flow reflects the combined operations of PrimeWest and Cypress. While cashflow was up over the quarter on a total dollar basis due to the increased production volumes, the decline on a per unit basis reflects the impact of lower gas prices.

o ROYALTIES - Crown and other royalties, net of ARTC, were $27.7 million during the second quarter, up from $15.7 million in the first quarter of 2001, and up from $7.4 million in the second quarter of 2000 reflecting the combined operations of PrimeWest and Cypress. The average royalty rate for the quarter was 23.9%, up from 21.5% in the first quarter due to the higher proportion of gas volumes relative to oil volumes.

o OPERATING EXPENSES - Operating expenses were $15.7 million for the second quarter or $4.88 per BOE, compared to $8.3 million ($5.49 per BOE) in the first quarter of 2001 and $7.1 million ($5.00 per BOE) in the second quarter of 2000. The increase in aggregate expenses reflects the combined operations of Cypress and PrimeWest. On a BOE basis, the decline reflects the lower cost structure of the Cypress assets relative to PrimeWest's as well as continued success on our cost reduction initiatives. Operating expenses are expected to continue to decline on a boe basis for the balance of the year in part due to declining power prices.

o OPERATING NETBACK - PrimeWest's second-quarter operating netback (before G&A, management fees and interest expense) was $22.47 per BOE, down from $32.06 per BOE in the first quarter of 2001 and up from $19.33 per BOE in the corresponding period in 2000, again reflecting the volatility of gas prices between these periods.

o CASH GENERAL AND ADMINISTRATIVE EXPENSES - Cash G&A expenses, net of overhead recoveries, were $2.8 million or $0.87 per BOE for the quarter, up $0.5 million from $2.3 million ($1.50 per BOE) posted in the first quarter of 2001 and up $1.5 million from the same period in 2000. Cash G&A for the second quarter reflects the combined operations of Cypress and PrimeWest and is expected to decline on a boe basis over the balance of the year as the integration activities are completed and the full effects of G&A synergies are realized. First quarter G&A reflects a one time severance payment of $800,000.

o NON-CASH GENERAL AND ADMINISTRATIVE EXPENSES - Non-cash G&A expenses, representing the cost associated with the Trust's long-term incentive program, were

ASSET REPLENISHMENT - ANOTHER KEY TO THE LONG-TERM STABILITY OF PRIMEWEST AND ITS CASH DISTRIBUTIONS TO UNITHOLDERS. WE WORK TO INCREASE THE SIZE, DIVERSITY AND QUALITY OF OUR ASSET BASE.


        $2.3 million in the second quarter, down from $5.2 million in the first quarter of 2001 and $4.0 million for the corresponding period in 2000. The decline from the first to the second quarter is due to recognition of accelerated vesting on termination. Compared to the prior year, the decline in the expense is due to the relative changes in unit price performance during those periods. The expense represents the change in the liability for vested and `in the money' awards as at the end of the period. Awards under the program are a function of total unitholder return (unit price plus reinvested distributions) and are subject to achieving a 5% per annum hurdle rate before any payouts accrue. This is a non-cash charge in that payouts are made by the issuance of trust units upon exercise.

o MANAGEMENT FEES - Cash and non-cash management fees increased to $2.4 million for the quarter as compared with $1.8 million in the first quarter of 2001 and $0.9 million for the corresponding period in 2000. Cash management fees are calculated as 2.5% of net production revenue, which increased in the quarter due to the Cypress acquisition, offset by lower natural gas prices. Non-cash management fees represent incentive trust units issued during the quarter.

o INTEREST EXPENSE - Interest expense was $5.1 million in the second quarter compared with $1.5 million in the first quarter of 2001 and $1.4 million in the corresponding period of 2000. Higher interest costs reflect the assumption of debt on the Cypress transaction and the costs and cash associated with the transaction. On June 22, 2001, PrimeWest applied net proceeds of an equity issue of 9.89 million units against its outstanding debt.

o       DEPLETION, DEPRECIATION AND AMORTIZATION (DD&A) AND FUTURE INCOME TAXES
        - The second-quarter 2001 DD&A rate was $15.63 per BOE compared with a first-quarter 2001 rate of $7.52 per BOE. The higher DD&A rate is due to recognition of a large future tax liability and corresponding increase to capital assets on the acquisition of Cypress. This future tax liability pertains to the fact that the tax pools acquired pursuant to Cypress were substantially less than the book basis of the assets acquired. While this will not result in cash taxes payable (or a reduction in distributions payable) as the ultimate liability for tax is borne by the unitholders, higher DD&A and higher income tax recoveries will result over time, netting to a nil effect on the statement of income.

o LIQUIDITY AND CAPITAL RESOURCES - Capital expenditures, excluding corporate acquisitions, totalled $17.2 million during the quarter, compared with first-quarter 2001 capital expenditures of $6.9 million, and $5.2 million during the corresponding period in 2000. An additional $4 million was spent on the Cypress acquisition. These expenditures were funded by a combination of equity issued and debt. A bought deal financing of 9.89 million units was closed on June 22, 2001 raising gross proceeds of $94.9 million. At June 30, 2001, long term debt net of working capital totals $290 million. The Trust had unutilized credit of $108 million on June 30, 2001, however $50 million of that credit was reduced in July as the bridge portion of the facility was cancelled by PrimeWest.


                 PRIMEWEST ENERGY TRUST  7  2ND QUARTERLY REPORT

OUTLOOK

For the balance of the year, production is expected to increase as the results of our drilling and development programs are realized. Natural gas prices should level out and may strengthen somewhat over the balance of the year given increased demand heading into the winter heating season.

Oil prices have remained strong due to OPEC production curtailments. Provided these curtailments can be maintained, oil prices should remain at healthy levels for the remainder of the year.

Distributions exceeded cashflows in the second quarter and our outlook based on the current forward commodity price markets indicates that this imbalance will persist at our current monthly distribution rate of $0.22 per trust unit. For the balance of the year, PrimeWest is essentially fully hedged, such instruments having a mark to market value of $30 million for the balance of 2001 and $17.7 million in 2002. Backstopped by a $29.3 million undistributed reserve accumulated in 2000, PrimeWest expects that it will be able to sustain its current monthly distribution rate to the end of the year, particularly if gas prices recover going into the winter heating season. However, should commodity prices erode from current levels, a reduction in the $0.22 monthly rate will likely become necessary prior to the end of the year. In any event, distributions will be reduced at least at the beginning of 2002 to a more sustainable level, likely in the $0.15 per unit per month range, given current forward markets for crude oil and natural gas.

PrimeWest is currently engaged in a program to dispose of certain non-core assets, the proceeds of which will be used to reduce debt. Proceeds of this program are targeted up to $80 million.



DISTRIBUTION REINVESTMENT DISCOUNT
PrimeWest's Distribution Reinvestment and Optional Trust Unit Purchase Plan enables participants to reinvest their monthly cash distributions and/or purchase additional trust units directly, at a 5% discount to the 20-day weighted average monthly market price.

To join the Plan, you must be a registered unitholder or have your units in an account that allows participation. Not all brokerage firms and banks will allow you to participate. Please check directly with your account representative as to their participation.

For further information or to join this plan, contact our Plan Agent, Computershare Trust Company of Canada, at 1-800-332-0095. PrimeWest Energy Trust welcomes questions from unitholders and potential investors; call Investor Relations at 403-234-6600 or toll-free in Canada at 1-877-968-7878; or visit us on the Internet at our Web site, www.primewestenergy.com.


                 PRIMEWEST ENERGY TRUST  8  2ND QUARTERLY REPORT

SECOND QUARTER CONFERENCE CALL AND WEBCAST
PrimeWest will be conducting a conference call and Webcast for interested analysts, brokers, investors and media representatives about its second quarter results and outlook at 12:30 p.m. Mountain time (2:30 p.m. Eastern time) on August 8, 2001.

Callers may dial 1-877-823-6611 a few minutes prior to start and request the PrimeWest conference call. The call also will be available for replay by dialing 1-877-289-8525, and entering pass code 132394 followed by the pound (#) key.



Interested users of the Internet are invited to go to www.newswire.ca/webcast/pages/PrimeWestEnergy20010808/ for the live Webcast and/or replay and at the PrimeWest Web site, www.primewestenergy.com.


On behalf of the Board of Directors:
August 7, 2001



Kent J. MacIntyre
Vice-chairman and
Chief Executive Officer


                 PRIMEWEST ENERGY TRUST  9  2ND QUARTERLY REPORT

                                  CONSOLIDATED
                                 BALANCE SHEETS

                                                                             AS AT                    AS AT
                                                                           JUNE 30,             DECEMBER 31,
(THOUSANDS OF DOLLARS)                                                        2001                     2000
                                                                        (UNAUDITED)
--------------------------------------------------------------------------------------     ------------------
ASSETS

Current assets

   Cash and short-term investments                                           80,380                     -

   Accounts receivable                                                       48,096                35,064

   Prepaid expenses and inventory                                            13,020                 3,400
                                                                     -----------------     ------------------
                                                                            141,496                38,464

Cash reserved for site restoration and reclamation                              411                   398

Capital assets                                                            1,554,359               395,376
                                                                     -----------------     ------------------
                                                                          1,696,266               434,238
                                                                     -----------------     ------------------

LIABILITIES AND UNITHOLDERS' EQUITY

Current liabilities

   Bank overdraft                                                                 -                   834

   Accounts payable and accrued liabilities                                  63,079                25,781

   Accrued distributions to unitholders                                      23,912                 9,961

   Due to related company                                                     9,621                 2,052

   Current portion of long-term debt                                            106                   106
                                                                     -----------------     ------------------
                                                                             96,718                38,734

Long-term debt                                                              335,011                78,940

Long-term incentive liability                                                12,161                 8,930

Future income taxes                                                         369,751                16,596

Site restoration and reclamation provision                                    6,912                 1,958
                                                                     -----------------     ------------------
                                                                            820,553               145,158

UNITHOLDERS' EQUITY

   Net capital contributions                                              1,076,350               435,342

   Accumulated income                                                       101,437                43,014

   Accumulated cash distributions                                          (297,590)             (186,518)

   Accumulated dividends                                                     (4,484)               (2,758)
                                                                     -----------------     ------------------
                                                                            875,713               289,080
                                                                     -----------------     ------------------
                                                                          1,696,266               434,238
                                                                     -----------------     ------------------

                           CONSOLIDATED STATEMENTS OF
                               UNITHOLDERS' EQUITY
                                                                                      SIX MONTHS
                                                                                           ENDED               YEAR ENDED
                                                                                         JUNE 30,             DECEMBER 31,
(THOUSANS OF DOLLARS)                                                                       2001                     2000
                                                                                      (UNAUDITED)
----------------------------------------------------------------------------------------------------     ------------------
Unitholders' equity, beginning of the period, as previously reported                      289,080               200,040
   Adjustment to unitholders' equity at beginning of period to adopt
         new future income tax standard                                                         -               (10,218)
   Net income for the period                                                               58,422                55,612
   Net capital contributions                                                              641,009               124,291
   Cash distributions                                                                    (111,072)              (79,033)
   Dividends                                                                               (1,726)               (1,612)
                                                                                   -----------------     ------------------
Unitholders' equity, end of the period                                                    875,713               289,080
                                                                                   -----------------     ------------------


                PRIMEWEST ENERGY TRUST  10  2ND QUARTERLY REPORT

                           CONSOLIDATED STATEMENTS OF
                                    CASH FLOW
                                   (UNAUDITED)

                                                                 THREE MONTHS ENDED JUNE 30         SIX MONTHS ENDED JUNE 30
                                                             --------------------------------   --------------------------------

(THOUSANDS OF DOLLARS)                                              2001              2000             2001             2000
---------------------------------------------------------------------------   ---------------   --------------    --------------
OPERATING ACTIVITIES

   Net income for the period                                      34,232            10,032           58,422           18,112

   Add:   Items not involving cash from operations

          Depletion, depreciation and amortization                50,280             9,921           61,700           19,139

          Non-cash general and administrative                      2,294             3,999            7,489            4,512

          Non-cash management fees                                   528               162            1,011              277

          Future income taxes                                    (25,509)                -          (23,263)               -
                                                             --------------   ---------------  --------------    --------------
   Cash flow from operations                                      61,825            24,114          105,359           42,040

   Change in non-cash working capital                             (8,126)            4,113            2,260            4,975
                                                             --------------   ---------------  --------------    --------------
                                                                  53,699            28,227          107,619           47,015
                                                             --------------   ---------------  --------------    --------------
FINANCING ACTIVITIES

   Proceeds from issue of trust units (net of costs)              94,253            28,210           95,964           28,433

   Cash distributions to unitholders                             (70,289)          (15,089)        (111,072)         (25,842)

   Dividends                                                        (986)             (343)          (1,726)            (461)

   Increase (decrease) in long-term debt                          14,975           (10,756)          77,071          (13,243)

   Change in non-cash working capital                              4,154             2,537           13,657            2,281
                                                             --------------   ---------------  --------------    --------------
                                                                  42,107             4,559           73,894           (8,832)
                                                             --------------   ---------------  --------------    --------------
INVESTING ACTIVITIES

   Expenditures on capital assets                                (16,707)           (4,497)         (23,570)          (7,753)

   Corporate acquisitions                                         (4,201)          (32,258)         (80,842)         (32,258)

   Acquisition of capital assets                                    (512)             (750)            (512)          (1,994)

   Proceeds on disposal of capital assets                          2,185               849            5,518              849

   Decrease (increase) in cash reserved for future site
      restoration and reclamation                                   (404)              307              (12)             208

   Expenditures on site restoration and reclamation                 (100)             (654)            (881)            (832)

   Proceeds on disposition of short-term investments                   -                 2                -              174
                                                             --------------   ---------------  --------------    --------------
                                                                 (19,739)          (37,001)        (100,299)         (41,606)
                                                             --------------   ---------------  --------------    --------------


INCREASE (DECREASE) IN CASH FOR THE PERIOD                        76,067            (4,215)          81,214           (3,423)

CASH, (BANK OVERDRAFT) BEGINNING                                   4,313             6,295             (834)           5,503
   OF THE PERIOD
                                                             --------------   ---------------  --------------    --------------
CASH, END OF THE PERIOD                                           80,380             2,080           80,380            2,080
                                                             --------------   ---------------  --------------    --------------
CASH INTEREST PAID                                                 5,122             1,152            6,636            3,070
                                                             --------------   ---------------  --------------    --------------


                PRIMEWEST ENERGY TRUST  11  2ND QUARTERLY REPORT

                           CONSOLIDATED STATEMENTS OF
                            INCOME AND CASH AVAILABLE
                                FOR DISTRIBUTION
                                   (UNAUDITED)

                                                                  THREE MONTHS ENDED JUNE 30            SIX MONTHS ENDED JUNE 30
                                                              -----------------------------------   -------------------------------
(THOUSANDS OF DOLLARS, EXCEPT FOR PER-TRUST-UNIT
AND NUMBER OF UNITS)                                                   2001               2000               2001             2000
-----------------------------------------------------------------------------    ----------------   ---------------   --------------
REVENUES

   Sales of crude oil, natural gas and natural gas liquids          115,609             41,962            188,148           76,273

   Crown and other royalties, net of ARTC                           (27,650)            (7,411)           (43,301)         (13,927)

   Other income                                                          15                 90                117              124
                                                              ---------------    ----------------   ---------------   --------------
                                                                     87,974             34,641            144,964           62,470
                                                              ---------------    ----------------   ---------------   --------------

EXPENSES
   Operating                                                         15,704              7,122             24,044           13,914

   Cash general and administrative                                    2,795              1,260              5,068            2,364

   Non-cash general and administrative                                2,294              3,999              7,489            4,512

   Interest                                                           5,115              1,429              6,631            2,886

   Cash management fees                                               1,862                716              3,131            1,266

   Non-cash management fees                                             528                162              1,011              277

   Depletion, depreciation and amortization                          50,280              9,921             61,700           19,139
                                                              ---------------    ----------------   ---------------   --------------
                                                                     78,578             24,609            109,074           44,358
                                                              ---------------    ----------------   ---------------   --------------
Net income before taxes for the period                                9,396             10,032             35,890           18,112
                                                              ---------------    ----------------   ---------------   --------------

   Capital taxes                                                        673                  -                731                -
   Future income taxes (recovery)                                   (25,509)                 -            (23,263)               -
                                                              ---------------    ----------------   ---------------   --------------
                                                                    (24,836)                 -            (22,532)               -
                                                              ---------------    ----------------   ---------------   --------------
Net income for the period                                            34,232             10,032             58,422           18,112
                                                              ---------------    ----------------   ---------------   --------------

Add back (deduct) amounts to reconcile to distribution:

   Drawdown of (Increase in) undistributed reserve                   10,205             (8,542)             8,365          (15,251)

   Depletion, depreciation and                                       50,280              9,921             61,700           19,139
   amortization

   Contribution to reclamation fund                                  (1,032)              (330)            (1,530)            (687)

   Non-cash general and administrative                                2,294              3,999              7,489            4,512

   Management fees paid in trust units                                  528                162              1,011              277

   Future income taxes                                              (25,509)                 -            (23,263)               -
                                                              ---------------    ----------------   ---------------   --------------
                                                                     36,766              5,210             53,772            7,990
                                                              ---------------    ----------------   ---------------   --------------

CASH AVAILABLE FOR DISTRIBUTION                                      70,998             15,242            112,194           26,102
                                                              ---------------    ----------------   ---------------   --------------
Cash available to trust unitholders (99%)                            70,288             15,089            111,072           25,842
                                                              ---------------    ----------------   ---------------   --------------
Cash available for distribution per trust unit                         0.66               0.39               1.26             0.69
                                                              ---------------    ----------------   ---------------   --------------
Net income per trust unit                                              0.33               0.26               0.71             0.49
                                                              ---------------    ----------------   ---------------   --------------
Fully diluted net income per trust unit                                0.33               0.25               0.70             0.48
                                                              ---------------    ----------------   ---------------   --------------
Trust units and exchangeable shares issued and
outstanding                                                     119,078,132         38,771,852        119,078,132       38,771,852
Weighted average trust units and exchangeable shares
outstanding                                                     103,344,228         38,720,005         81,834,023       37,288,330


                PRIMEWEST ENERGY TRUST  12  2ND QUARTERLY REPORT

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001
             (THOUSANDS OF DOLLARS EXCEPT TRUST UNIT/SHARE AMOUNTS)

1)      SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements of PrimeWest Energy Trust have been prepared in accordance with Canadian generally accepted accounting principles. The specific accounting principles used are described in the annual consolidated financial statements of the Trust appearing on pages 17 through 42 of the Trust's 2000 annual report and should be read in conjunction with these interim financial statements.

2)      ACQUISITION OF CYPRESS ENERGY INC.

On March 29, 2001, PrimeWest Oil & Gas Corp., a subsidiary company of PrimeWest Energy Trust, completed the acquisition of all of the issued and outstanding shares of Cypress Energy Inc. ("Cypress") pursuant to a takeover bid. In aggregate, PrimeWest issued 50.2 million trust units, 5.2 million exchangeable shares of PrimeWest Oil & Gas Corp. and paid $58.4 million in cash. Subsequent to the transaction, Cypress and PrimeWest Oil & Gas Corp. were amalgamated. The acquisition was accounted for using the purchase method of accounting with net assets acquired and consideration paid as follows:

Net assets acquired at assigned values
   Petroleum and natural gas assets                   $     1,194,053
   Working capital assumed                                    (15,355)
   Long-term debt assumed                                    (179,000)
   Site restoration provision                                  (3,085)
   Future income taxes                                       (376,418)
-----------------------------------------------------------------------
                                                      $       620,195
-----------------------------------------------------------------------

Consideration paid:
   Cash                                               $        58,357
   Trust units issued                                         489,815
   Exchangeable shares issued                                  50,254
   Costs associated with acquisition (1)                       21,769
-----------------------------------------------------------------------
                                                      $       620,195
-----------------------------------------------------------------------
(1) Included in the costs associated with acquisition is an acquisition fee to PrimeWest Management Inc. in the amount of $11.9 million.



3)     LONG-TERM DEBT

During the first quarter of 2001 and in conjunction with the acquisition of Cypress Energy Inc., PrimeWest entered into a revised loan agreement with its lender. The revised agreement increased PrimeWest's total facility to $400 million as follows:

Revolving term loan                                   $      325,000
Operating loan                                                25,000
Bridge loan                                                   50,000
-----------------------------------------------------------------------
                                                      $      400,000
-----------------------------------------------------------------------

As of July 10, 2001, $275 million drawn under the facility. The term/operating loan facility revolves until May 31, 2002 by which time the lender will have conducted its annual borrowing base review. The lender also has the right to re-determine the borrowing base at least one other time during the year. At the end of the revolving period, the lender has the right to extend the revolving period for a further 364-day period or to convert the facility to a term facility. During the revolving phase, the facility has no specific terms of repayment. If the lender converts the loan to a


                PRIMEWEST ENERGY TRUST 13 2ND QUARTERLY REPORT non-revolving facility, the amounts outstanding under the facility become repayable over a three-year period, on a unit of production basis.

The bridge facility was cancelled at the request of the Company on July 10, 2001 reducing the total facility to $350 million.

Advances under the revolving and operating loan facility are made in the form of either Banker's Acceptances (BA's), prime rate loans or letters of credit. In the case of BA's, interest is a function of the BA rate plus a stamping fee based on the Trust's current ratio of debt to cash flow. In the case of prime rate loans, interest is generally charged at the bank's prime rate. Advances under the Bridge facility are only in the form of prime rate loans. PrimeWest also has letters of credit outstanding in the amount of $2.1 million.

Collateral for the facilities is provided for by a floating charge debenture covering all existing and after acquired property in the principal amount of $500 million and an unconditional full liability guarantee from each borrower under the facility.


4)      UNITHOLDERS' EQUITY

PRIMEWEST ENERGY TRUST

The authorized capital of the Trust consists of an unlimited number of trust units.

Trust units                                                                          # OF UNITS                  AMOUNT
--------------------------------------------------------------------------------------------------       -----------------
Balance at December 31, 2000                                                         50,982,093          $      428,000
Issued to acquire Cypress Energy Inc.                                                50,237,417                 489,815
Issued pursuant to equity offering                                                    9,890,000                  94,944
Issue costs                                                                                   -                  (4,792)
Issued pursuant to Long Term Incentive Plan                                             458,540                   4,258
Issued pursuant to Dividend Reinvestment Plan                                           534,893                   5,812
Issued for payment for management fees                                                   79,820                     717
Issued on exchange of exchangeable shares                                             1,368,771                  11,600
--------------------------------------------------------------------------------------------------       -----------------
Balance at June 30, 2001                                                            113,551,534          $    1,030,354
--------------------------------------------------------------------------------------------------       -----------------


The weighted average number of trust units and exchangeable shares outstanding for the quarter was 103,344,228. For purposes of calculating fully diluted net income and cash flow, 1,858,000 units issuable pursuant to the employee long term incentive plan were added to the weighted average number. The per unit amount of distributions paid or declared reflects distributions paid for units outstanding on the record dates.

PRIMEWEST OIL & GAS CORP

In connection with the Cypress acquisition, PrimeWest Oil & Gas Corp. amended its articles to create an unlimited number of exchangeable shares. The exchangeable shares are exchangeable into PrimeWest trust units at any time up to March 29, 2003, based on an exchange ratio that adjusts each time PrimeWest makes a distribution to unitholders. The exchange ratio, which was 1:1 on the date the transaction closed, is based on the total monthly distribution, divided by the closing unit price on the distribution payment date. The exchange ratio, effective July 15, 2001, was 1.09599:1.


                PRIMEWEST ENERGY TRUST  14  2ND QUARTERLY REPORT

Exchangeable shares                                                                         # OF SHARES                  AMOUNT
----------------------------------------------------------------------------------------------------------       -----------------
Balance at December 31, 2000                                                                         --                      --

Issued to acquire Cypress Energy Inc.                                                         5,154,225          $       50,254

Exchanged for trust units                                                                      (963,623)                 (9,396)
----------------------------------------------------------------------------------------------------------       -----------------
Balance at June 30, 2001                                                                      4,190,602          $       40,858
----------------------------------------------------------------------------------------------------------       -----------------

PRIMEWEST RESOURCES LTD.

In connection with the acquisition of Venator Petroleum Company Limited, PrimeWest Resources Ltd. amended its articles to create an unlimited number of exchangeable shares. The exchangeable shares are exchangeable into Trust units at any time up to 5 years after issuance, based on an exchange ratio that adjusts each time PrimeWest makes a distribution to its unitholders. In certain circumstances, PrimeWest has the right to force redemption prior to the 5 year expiry term. Up to June 30, 2001 dividends were paid to holders of exchangeable shares based on the estimated taxable portion of the monthly distribution paid. The exchange ratio, which was 1:1 on the closing date of the Venator transaction, is based on the total monthly distribution paid, divided by the closing Trust unit price on the distribution payment date. The exchange ratio at July 15, 2001 was 1.19932:1.


Exchangeable shares                                               # OF SHARES                  AMOUNT
--------------------------------------------------------------------------------       -----------------
Balance at December 31, 2000                                        1,112,370          $        7,342

Exchanged for trust units                                            (333,811)                 (2,204)
--------------------------------------------------------------------------------       -----------------
Balance at June 30, 2001                                              778,559          $        5,138
--------------------------------------------------------------------------------       -----------------


5)     TRUST UNIT INCENTIVE PLAN

Under the terms of the Trust Unit Incentive Plan, a maximum of 2,490,000 trust units are reserved for issuance pursuant to the exercise of Unit Appreciation Rights (UARs) granted to employees of the Manager. Payouts under the plan are based on total unitholder return, calculated using both the change in the trust unit price as well as cumulative distributions paid. The plan requires that a hurdle return of five percent per annum be achieved before payouts accrue. UARs have a term of up to six years and vest equally over a three-year period, except for the independent members of the Board, whose UARs vest immediately. The Board of Directors has the option of settling payouts under the plan in PrimeWest trust units or in cash. To date, all payouts under the plan have been in the form of trust units.


                                         UARS ISSUED AND                                CURRENT RETURN                 TOTAL
AS AT JUNE 30, 2001                          OUTSTANDING           UARS VESTED                 PER UAR             LIABILITY
------------------------------------------------------------   -------------------   ---------------------   ------------------
1996 grants                                      526,875               526,875                    7.62       $         4,016
1997 grants                                      352,014               352,014                    6.62                 2,332
1998 grants                                      574,144               399,018                    8.80                 3,511
1999 grants                                      660,562               268,349                    6.37                 1,709
2000 grants                                    1,040,565               184,645                    3.21                   593
2001 grants                                      977,607                19,598                       -                     -
------------------------------------------------------------   -------------------   ---------------------   ------------------

Cumulative to June 30, 2001, 1,429,339 UARs have been exercised resulting in the issuance of 700,710 trust units from treasury.


                PRIMEWEST ENERGY TRUST  15  2ND QUARTERLY REPORT

                               TRADING PERFORMANCE

FOR THE QUARTER ENDED                                 JUN. 30/01      MAR. 31/01      DEC. 31/00       SEPT. 30/00     JUN. 30/00
-----------------------------------------------------------------  --------------  ---------------  --------------- ---------------
TRUST UNIT PRICES (DOLLARS PER TRUST UNIT)

   High                                                   10.54            9.90             9.30             8.50           8.10

   Low                                                     8.45            8.72             8.45             8.35           6.30

   Close                                                   8.85            9.00             8.95             8.40           8.05

Volume traded (MILLIONS OF UNITS)                         60.42           21.64             7.73             9.58           7.96

Number of trust units outstanding                        113.6            100.6            51.0             50.6           38.8
          (MILLIONS OF UNITS)

   Including exchangeable shares                         119.1            108.5            52.2             52.0           40.2
        (ISSUED IN RESPECT OF VENATOR AND
         CYPRESS ACQUISITIONS)

Distribution paid per trust unit                          $0.66           $0.60           $0.60             $0.48          $0.39
                                                   --------------  --------------  ---------------  --------------- ---------------




FORWARD-LOOKING STATEMENTS - This news release contains forward-looking statements with respect to PrimeWest. Some of these statements include words to indicate that management `intends', `expects', or `believes' that an outcome will occur. Because forward-looking statements address future events and conditions, they involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include commodity price levels and crude oil quality differentials, production levels, new information about the recoverability of reserves, and operating and other costs. They also include other risks detailed from time to time in the publicly filed disclosure documents and securities commissions reports of PrimeWest.








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